UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

June 22, 2007

(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 23, 2007 (“Amendment No. 1”), Amendment No. 2 filed on March 15, 2007 (“Amendment No. 2”), Amendment No. 3 filed on March 30, 2007 (“Amendment No. 3”), Amendment No. 4 filed on April 10, 2007 (“Amendment No. 4”), and Amendment No. 5 filed on April 12, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 30, 2007 (“Amendment No. 6”), Amendment No. 7 filed under cover of Schedule TO on May 8, 2007 (“Amendment No. 7”), Amendment No. 8 filed under cover of Schedule TO on May 10, 2007 (“Amendment No. 8”), Amendment No. 9 filed under cover of Schedule TO on May 14, 2007 (“Amendment No. 9”), Amendment No. 10 filed under cover of Schedule TO on June 5, 2007 (“Amendment No. 10”), Amendment No. 11 filed under cover of Schedule TO on June 8, 2007 (“Amendment No. 11”), Amendment No. 12 filed under cover of Schedule TO on June 18, 2007 (“Amendment No. 12” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, the “Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin” and, together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  As specifically amended and supplemented by this Amendment No. 13, the Schedule 13D shall remain in full force and effect.

ITEM 4.                  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

Effective June 22, 2007, the Board of Directors (the “Board”) of the Issuer appointed Todd E. Gjervold, an employee of CIG, as a director of the Issuer.  Mr. Gjervold is not expected to be named to any committee of the Board.

Mr. Gjervold was appointed to the Board in accordance with the terms of the Master Transaction Agreement.  Pursuant to the Master Transaction Agreement, from and after the closing of CM’s tender offer for the Issuer’s shares of Class A Common Stock, CM has the right to designate up to two directors of the Issuer.  On May 4, 2007, CM commenced a cash tender offer to purchase any and all shares of the Issuer’s Class A Common Stock at a price of $1.46 per share.  The initial offering period of the tender offer closed on June 1, 2007 and the subsequent offering period closed on June 15, 2007.  CM then exercised its right by designating Mr. Gjervold for appointment to the Board.

Except as set forth herein, in the Schedule 13D, and in the exhibits thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2007

CIG MEDIA LLC
By:   Citadel Limited Partnership,
         its Manager

By:   Citadel Investment Group, L.L.C.,
         its General Partner

By:    /s/ Matthew B. Hinerfeld
          Matthew B. Hinerfeld
          Managing Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By:    Citadel Investment Group, L.L.C.,
          its General Partner

By:    /s/ Matthew B. Hinerfeld
          Matthew B. Hinerfeld
          Managing Director and Deputy General Counsel

KENNETH GRIFFIN

By:  /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By:  /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld
        Managing Director and Deputy General Counsel

* Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.